LAURA ASHLEY

27 Bagleys Lane, Fulham, London SW6 2QA
Tel. 020 7880 5100 Fax. 020 7880 5200
www.lauraashley.com

RECEIVED
2004 SEP 30 A 10: 24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Please reply to Fax No: 020 7880 5111

04045192

27 September 2004

BY SWIFTAIR

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL

Dear Sir

LAURA ASHLEY HOLDINGS plc
FILE NO 82-1356

Pursuant to the exemptions granted to Laura Ashley Holdings plc (the "Company") under Rule 12g3-2 (b) of the Securities Exchange Act of 1934, as amended, please find enclosed announcement released to the London Stock Exchange by the Company.

Please receipt stamp the enclosed copy of this letter and return it to the undersigned in the envelope provided.

Yours faithfully

PROCESSED
SEP 30 2004
THOMSON
FINANCIAL

pp David Cook
Company Secretary

9/30

cc. Mr. Brian Teitelbaum (Citibank)

23 September 2004

LAURA ASHLEY HOLDINGS plc
("the Company")
Results for the 26 weeks to 31 July 2004

Summary

- Continued growth in UK Home Furnishings sales and margins.
- Performance in UK Fashion has negatively impacted on the overall result.
- UK like-for-like sales down 10%
    - UK Home Furnishings like-for-like sales up 3%
    - UK Fashion like-for-like sales down 36%
- Group turnover £118.0 million (2003: £137.9 million).
- Group turnover (excluding Continental Europe) £117.1 million (2003: £125.9 million).
- Loss before tax £1.2 million (2003: loss £1.0 million).
- Continuing cost saving programme and property portfolio realignment.
- Operating expenses £7.1m lower in the first half.

Commenting on the results, Ainum Mohd Saaid, Joint Chief Executive Officer said:
"Home Furnishings continues to show a strong performance and now represents almost 80% of total UK retail sales, compared with closer to 55% six years ago. We remain committed to broadening our offering in Home Furnishings through expanded product lines and new stores. It is our intention to accelerate the current strategy of maximising the profitability of our store portfolio by ensuring the optimum mix between Home Furnishings and the realigned Fashion offer."

Rebecca Navarednam, Joint Chief Executive Officer, added:
"We continue to work towards greater efficiency and cost savings and have had measurable success to date. This programme of cost savings will be a focus throughout the second half. Our store portfolio review and realignment is progressing well and encouraged by the performance of our stand-alone Home Furnishings stores, we will be converting further stores to this format."

Enquiries:

Laura Ashley Holdings plc	**020 7404 5959 (23 Sept)**
David Cook, Chief Financial Officer	020 7880 5100 (thereafter)
Brunswick	**020 7404 5959**

Tom Buchanan
James Olley

Overview

For the 26 weeks ended 31 July 2004, Laura Ashley recorded total Group turnover of £118.0 million (2003: £137.9 million). Lower Fashion sales in the UK and the closure of stores in Continental Europe accounted for this reduction. Total UK retail like-for-like sales for the period were down 10% (Home +3%, Fashion -36%). The Group recorded a loss before tax of £1.2 million that included the benefit of £0.8m one-off property gains. For the same period last year, the Group recorded a loss before tax of £1.0 million that included the benefit of £0.6m of property gains.

Operating expenses have been reduced by £7.1 million to £49.3 million. The savings are the result of the closure of stores in Continental Europe and reductions in UK direct and indirect overheads. We continue to focus on cost savings in the second half of this year, and expect further reductions. The cost saving programme will continue into 2005/6, with the ongoing rationalisation of the store portfolio, further overhead reductions and the full year benefit of measures implemented in the 2004/5 financial year.

Home Furnishings

Home Furnishings accounted for 77% of total UK retail sales. In the first half, total retail Home Furnishings sales growth was up 3% (2003: +9%). UK like-for-like sales for the period were up 3% (2003: +6%). This growth has come primarily from strong performances in the curtains, children's room and cabinet furniture product areas. We are further developing our range of successful gift and accessories products with the introduction of a new fragrance collection that will be available in store from mid October 2004.

There has been continued focus on delivering supply chain efficiencies, particularly in the made-to-order furniture business. As a result, we have seen an increase of 2 percentage points in the underlying Home Furnishings product margin over the first half.

We previously announced a complete review of our stores with the objective of ensuring maximised store contributions and optimising the Home Furnishings footage. We have examined each store in our portfolio and our strategy going forward will continue to be to close or relocate some expensive high street locations and under performing stores to a more suitable location.

In line with this strategy, over the last 6 months we have closed 9 stores, resulting in a net decrease in overall selling space of 3%. Last year we converted 2 dual product (Home Furnishings and Fashion) stores into stand-alone Home Furnishings stores. These store conversions proved a success and, as a result, we are planning to convert a further 8 stores to the same format in the second half of this year.

We now have 34 stand-alone Home Furnishings stores that continue to trade successfully. By the year ending January 2005, through a combination of conversions and new store openings we expect to have a total of 50 such stores.

Fashion

To date, we have refitted 22 of our better performing Fashion stores and are pleased to note that these stores are outperforming the Company average. The transition to more fashionable and improved quality collections is still in progress.

Despite the positive reception that the new ranges have received from the fashion press and our franchise partners, sales have fallen below our expectations. In the first half, total Fashion retail sales were down 36% (2003: +3%), with like-for-like sales also down 36% (2003: +2%).

We will continue to address the issues in Fashion to improve performance.

It is also our intention to accelerate the current strategy of maximising the profitability of our store portfolio by ensuring the optimum mix between Home Furnishings and the realigned Fashion offer. This strategy is a necessary step to secure the long-term future of the Fashion business.

Mail Order and E-Commerce

Our successful Mail Order business continues to improve. Our strategy for 2004/5 is to focus on increasing Mail Order profitability through margin improvements and further cost efficiencies. For the first six months of this financial year, sales of Fashion and Home product on our website (www.lauraashley.com) are up 31% on last year and there are now more than 185,000 registered Internet customers.

Franchising and Licensing

Franchise sales have increased by 28% mainly due to the addition of new European franchise partners. We currently have just under 200 franchised stores operating in 28 countries worldwide. We continue to seek further licensing opportunities.

Dividend

In light of the company's current financial result, a dividend will not be paid.

Trading update

In line with other retailers, August was an unusually challenging month and trading is not felt to be indicative of our expectations for the second half. Therefore, current trading statistics do not serve as a useful indication of overall performance. In the 33 weeks to 18 September 2004 like-for-like trading is broadly in line with the first half of this year.

In the remaining months of this financial year, including the critical final quarter, we expect that our continued focus on margin improvement and cost saving will mitigate the impact of lower sales, and that as a result our profits for the full year will be within the range of brokers' forecasts.

Group Profit and Loss Account

For the 26 weeks ended 31 July 2004

	26 weeks to 31 July 2004 (unaudited) Total £m	26 weeks to 26 July 2003 (unaudited) Total £m	53 weeks to 31 January 2004 (audited) Total £m
Turnover	**118.0**	137.9	283.5
Cost of sales	**(69.9)**	(82.5)	(170.9)
Gross profit	**48.1**	55.4	112.6
Operating expenses	**(49.3)**	(56.4)	(109.3)
Operating (loss)/profit	**(1.2)**	(1.0)	3.3
Share of operating profit of associated undertaking	**0.2**	0.5	0.6
(Loss)/profit on ordinary activities before interest	**(1.0)**	(0.5)	3.9
Interest receivable	**0.1**	0.1	0.2
Interest payable	**(0.3)**	(0.6)	(1.0)
(Loss)/profit on ordinary activities before taxation	**(1.2)**	(1.0)	3.1
Taxation on (loss)/profit on ordinary activities	**0.4**	(0.3)	(1.1)
(Loss)/profit for the financial period	**(0.8)**	(1.3)	2.0
(Loss)/earnings per share - basic and diluted	**(0.11)** p	(0.20) p	0.28p

The Group's results shown above are derived entirely from continuing operations.

Statement of Total Recognised Gains and Losses

For the 26 weeks ended 31 July 2004

	26 weeks to 31 July 2004 (unaudited) £m	26 weeks to 26 July 2003 (unaudited) £m	53 weeks to 31 January 2004 (audited) £m
(Loss)/profit on ordinary activities after taxation	**(0.8)**	(1.3)	2.0
Exchange differences arising on translation of net investments in overseas subsidiary undertakings	-	(1.2)	(0.5)
Prior year adjustment relating to the period ended 25 January 2003 and before	-	(0.5)	(0.5)
Total recognised (losses)/gains for the period	(0.8)	(3.0)	1.0

Group Balance Sheet
As at 31 July 2004

	At 31 July 2004 (unaudited) £m	At 26 July 2003 (unaudited) £m	At 31 January 2004 (audited) £m
Fixed assets			
Tangible fixed assets	**31.9**	36.8	33.9
Investment in associated undertaking	**3.3**	3.4	3.4
Own shares	**0.8**	0.8	0.8
Total investments	**4.1**	4.2	4.2
	36.0	41.0	38.1
Current assets			
Stocks	**40.5**	52.0	41.8
Debtors	**26.1**	27.7	20.8
Short-term deposits and cash	**10.3**	11.4	15.1
	76.9	91.1	77.7
Creditors: amounts due within one year			
Trade and other creditors	**46.5**	64.1	47.4
Net current assets	**30.4**	27.0	30.3
Total assets less current liabilities	**66.4**	68.0	68.4
Creditors: amounts due after one year			
Trade and other creditors	**5.0**	6.1	5.6
Provisions for liabilities and charges	**0.5**	3.9	1.1
Net assets	**60.9**	58.0	61.7
Capital and reserves			
Share capital	**37.3**	37.3	37.3
Share premium account	**86.4**	86.7	86.4
Profit and loss account	**(62.8)**	(66.0)	(62.0)
Equity shareholders' funds	**60.9**	58.0	61.7

Group Cash Flow Statement

For the 26 weeks ended 31 July 2004

	26 weeks to 31 July 2004 (unaudited) £m	26 weeks to 26 July 2003 (unaudited) £m	53 weeks to 31 January 2004 (audited) £m
Net cash (outflow)/inflow from operating activities	(1.9)	(1.3)	10.6
Dividends received from associated undertaking	0.1	0.2	0.2
Returns on investments and servicing of finance			
Interest received	0.1	0.1	0.1
Interest paid	(0.3)	(0.4)	(0.7)
Interest element of finance lease rental payments	(0.1)	(0.2)	(0.3)
Net cash outflow for returns on investments and servicing of finance	(0.3)	(0.5)	(0.9)
Net tax paid	(0.4)	(0.1)	(0.7)
Capital expenditure			
Acquisition of tangible fixed assets	(1.5)	(1.4)	(2.4)
Disposal of tangible fixed assets	1.1	1.5	1.7
Net cash (outflow)/inflow for capital expenditure and financial investment	(0.4)	0.1	(0.7)
Acquisitions and disposals			
Cash balances disposed of with subsidiaries	-	-	(1.5)
Net cash outflow for acquisitions and disposals	-	-	(1.5)
Net cash (outflow)/inflow before financing	(2.9)	(1.6)	7.0
Financing			
Issue of ordinary share capital	-	9.0	9.0
Expenses of share issue	-	(0.5)	(0.8)
Loans repaid	(1.0)	(6.2)	(9.4)
Capital element of finance leases	(0.9)	(1.3)	(2.6)
Net cash (outflow)/inflow from financing	(1.9)	1.0	(3.8)
Net (decrease)/increase in cash	(4.8)	(0.6)	3.2

Reconciliation of Net Cash Flow to Movement in Net Funds/(Debt)

	26 weeks to 31 July 2004 (unaudited) £m	26 weeks to 26 July 2003 (unaudited) £m	53 weeks to 31 January 2004 (audited) £m
Net (decrease)/increase in cash	(4.8)	(0.6)	3.2
Cash outflow from changes in loans and leases	1.9	7.5	12.0
Change in net cash resulting from cash flows	(2.9)	6.9	15.2
Other non-cash items:			
Translation differences	-	0.3	0.1
Change in net funds during the period	(2.9)	7.2	15.3
Net funds/(debt) at the beginning of the period	6.8	(8.5)	(8.5)
Net funds/(debt) at the end of the period	3.9	(1.3)	6.8

Notes

1 Basis of preparation

The unaudited results for the 26 weeks ended 31 July 2004 were approved by the Board of Directors on 22 September 2004 and have been prepared in accordance with applicable Accounting Standards in the United Kingdom. The accounting principles applied are those set out in the Annual Report and Accounts for the period ended 31 January 2004 together with any subsequent requirements thereafter.

The results for the period ended 31 January 2004 are extracted from the Group's full statutory accounts for that period.

The financial information in this statement does not constitute full statutory acounts within the meaning of Section 240 of the Companies Act 1985. Full statutory accounts for the year ended 31 January 2004 incorporating an unqualified auditors' report have been delivered to the Registrar of Companies.

2 Segmental analysis

	26 weeks to 31 July 2004 Total (unaudited) £m	26 weeks to 26 July 2003 Total (unaudited) £m	53 weeks to 31 January 2004 Total (audited) £m
Turnover			
Retail	**102.1**	124.4	254.7
Non-retail	**15.9**	13.5	28.8
	118.0	137.9	283.5

Retail turnover reflects sales through Laura Ashley managed stores, Mail Order and Internet.
Non-retail turnover includes Licensing, Franchising and Manufacturing.

(Loss)/profit before taxation			
Branch contribution			
Retail	**6.9**	8.7	20.2
Non-retail	**3.7**	3.7	8.7
	10.6	12.4	28.9
Indirect overhead costs	**(11.8)**	(13.4)	(25.6)
Operating (loss)/profit	**(1.2)**	(1.0)	3.3
Share of profit of associated undertaking	**0.2**	0.5	0.6
Net interest payable	**(0.2)**	(0.5)	(0.8)
(Loss)/profit on ordinary activities before taxation	**(1.2)**	(1.0)	3.1
Net assets			
Retail	**44.8**	43.1	46.0
Non-retail	**16.1**	14.9	15.7
	60.9	58.0	61.7

Retail branch contribution reflects contribution through Laura Ashley managed stores, Mail Order and Internet.
Branch contribution is stated after deducting direct operating expenses but before exceptional items, buying, marketing and administrative costs.

3 Principal exchange rates

	26 weeks to 31 July 2004		26 weeks to 26 July 2003		53 weeks to 31 January 2004	
	Average	**Period end**	Average	Period end	Average	Period end
US Dollar	**1.81**	**1.82**	1.61	1.62	1.65	1.82
Euro	**1.49**	**1.51**	1.45	1.41	1.44	1.47
Japanese Yen	**199**	**203**	192	193	190	193

4 Taxation

Taxation has been calculated by applying the forecast full year effective rate of tax in the individual fiscal territories to the results for this period.

5 (Loss)/earnings per share

Basic (loss)/earnings per share is calculated by dividing the (loss)/earnings attributable to ordinary shareholders by the weighted average number of ordinary shares during the year.

	26 weeks to 31 July 2004 (unaudited)	26 weeks to 26 July 2003 (unaudited)	53 weeks to 31 January 2004 (audited)
(Loss)/earnings attributable to ordinary shareholders (£m)	**(0.8)**	(1.3)	2.0
Weighted average number of ordinary shares ('000) - basic and diluted	**743,547**	659,925	702,525
(Loss)/earnings per share	**(0.11)p**	(0.20)p	0.28p

6 Reconciliation of movements in shareholders' funds

	26 weeks to 31 July 2004 (unaudited) £m	26 weeks to 26 July 2003 (unaudited) £m	53 weeks to 31 January 2004 (audited) £m
(Loss)/profit for the financial period	**(0.8)**	(1.3)	2.0
Other recognised losses (net)	-	(1.2)	(0.5)
New share capital subscribed, after issue costs of £0.5m	-	8.5	8.2
Net (decrease in)/addition to shareholders' funds	**(0.8)**	6.0	9.7
Opening equity shareholders' funds	**61.7**	52.0	52.0
Closing equity shareholders' funds	**60.9**	58.0	61.7

7 Profit and loss account

	(unaudited) £m
At 31 January 2004	(62.0)
Loss retained for the period	(0.8)
At 31 July 2004	**(62.8)**

8 Reconciliation of operating loss to net cash (outflow)/inflow from operating activities

	26 weeks to 31 July 2004 (unaudited) £m	26 weeks to 26 July 2003 (unaudited) £m	53 weeks to 31 January 2004 (audited) £m
Operating (loss)/profit	(1.2)	(1.0)	3.3
Depreciation charge	3.3	3.8	7.3
Cash element of losses on termination	-	-	1.5
Profit on sale of fixed assets	(0.8)	(0.6)	(1.0)
Decrease/(increase) in stocks	1.3	(4.7)	3.9
(Increase)/decrease in debtors	(5.3)	(0.9)	5.5
Increase/(decrease) in creditors	1.3	5.3	(4.7)
Movement on provisions	(0.4)	(3.1)	(5.0)
Net cash outflow in respect of restructuring	(0.1)	(0.1)	(0.2)
Net cash (outflow)/inflow from operating activities	(1.9)	(1.3)	10.6

9 Provisions

	Restructuring £m	Pensions £m	Deferred Tax £m	Total £m
At 1 February 2004	1.0	0.1	-	1.1
Utilisation	(0.6)	-	-	(0.6)
At 31 July 2004	**0.4**	**0.1**	-	**0.5**

	£m
Restructuring provisions	
Rationalisation of administrative functions	0.1
Rationalisation of store portfolio	0.1
Provision for termination of European operations	0.2
	0.4

24 September 2004

LAURA ASHLEY HOLDINGS plc
("the Company")

Laura Ashley today announces that Mr John Thornton has resigned as a non-executive director of the Company, with immediate effect. Mr Thornton, however, has agreed to act as an advisor to the Company on an informal basis.

Dr Khoo, Chairman of Laura Ashley, said:

"I would like to thank John for his considerable contribution to the Company over the years and I wish him well in his future endeavours. I am delighted that we will continue to benefit from John's extensive knowledge."

Enquiries:

James Olley Brunswick 020 7404 5959